Exhibit 99.1

For Immediate Release: March 31, 2022

Attention: Business Editors

VERSABANK ANNOUNCES FIRST U.S. POINT-OF-SALE FINANCING PARTNER

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced it has entered into an agreement with its first Point-of-Sale Finance partner in the United States, a large, North American, commercial transportation financing business focused on independent owner/operators. As it does from time-to-time in its Canadian Point-of-Sale Finance business, VersaBank collaborated with Securcor Financial Group on origination and structuring of the transaction. The Bank expects to commence funding the partner in the coming weeks.

“We are thrilled to bring our innovative Point-of-Sale financing solution, which has proven highly successful in Canada, to the US$1.8 trillion and growing U.S. consumer and small business finance market,” said David Taylor, President and Chief Executive Officer, VersaBank. “In many ways, the U.S. consumer and small business finance markets resemble those in Canada a decade ago. At that time, we saw the opportunity to leverage our state-of-the-art, proprietary banking software, innovative financing structures, as well as our access to low-cost funds, to address an unmet market need by providing a highly flexible and economically superior, technology-based alternative for businesses financing big ticket consumer and small business purchases. We are confident that U.S. consumer and small business finance companies will see the same value that so many have in Canada, including some of the country’s largest such businesses.”

Mr. Taylor added, “Importantly for our shareholders, the U.S. Point-of-Sale business represents a significant additional opportunity to grow our loan portfolio over the long-term, and to do so, as always, in a risk mitigated manner based on our unique model, supported by our best-in-class technology.”

VersaBank’s Point-of-Sale Financing business operates via its Receivable Purchase Program, which purchases loan and lease receivables from finance companies across a wide variety of sectors, including commercial equipment, consumer healthcare, vehicles and home improvement. VersaBank’s high-capacity systems enable it to rapidly process large numbers of small, individual loan and lease receivables. The Bank substantially eliminates the credit risk inherent in purchasing such loan and lease receivables by holding cash deposits made by the originators of the loan and lease receivables to offset potential credit losses.

ABOUT SECURCOR FINANCIAL GROUP

Securcor Financial Group provides customized securitization, receivable and structured financing programs to clients across North America. Securcor has established strong funding alliances with several leading financial institutions and, since inception, has originated in excess of $6 billion in automobile financing, equipment leases and consumer finance contracts. To learn more, please visit www.securcor.com.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK and its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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